Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp. (“Lithium Americas” or the “Company”)
300 – 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2	Date of Material Change

January 25 and 26, 2022

Item 3	News Release

A news release with respect to the contents of this report was issued on January 25, 2022 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On January 25, 2022, the Company completed its previously announced acquisition of 100% of the issued and outstanding securities of Millennial Lithium Corp. (“Millennial”) for aggregate consideration of approximately US$390 million (CDN$491 million, approximately).

Item 5	Full Description of Material Change

The Company completed its previously announced acquisition of 100% of the issued and outstanding common shares of Millennial for aggregate consideration of approximately $491 million. The acquisition was completed under a court-approved plan of arrangement among the Company, Millennial and a wholly owned subsidiary of the Company, 1335615 B.C. Ltd. (“LAC Subco”) pursuant to section 288 of the Business Corporations Act (British Columbia) (the “Arrangement”). Terms of the Arrangement were agreed by the Company and Millennial by way of an arrangement agreement dated November 17, 2021.

Pursuant to the Arrangement, as of the effective date for the Arrangement of January 25, 2022 (the “Effective Date”), all outstanding convertible securities of Millennial were exchanged for common shares in the capital of Millennial (“ML Common Shares”) and all equity incentive plans of Millennial were terminated. Following this, the Company acquired all of the issued and outstanding ML Common Shares and Millennial became a wholly owned subsidiary of the Company. Each Millennial shareholder of record as of the Effective Date received per share consideration of 0.1261 of a common share in the capital of the Company and $0.001 in cash in exchange for each ML Common Share held as of the Effective Date.

As a final step under the Arrangement, on January 26, 2022 Millennial and LAC Subco amalgamated under the name “Millennial Lithium Corp.” As of the close of market on January 26, 2022, the ML Common Shares and the warrants of Millennial were delisted from trading on the TSX Venture Exchange.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

There are no significant facts required to be disclosed herein that have been omitted.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Jenna Virk, Corporate Secretary
Lithium Americas Corp.
300 – 900 West Hastings Street
Vancouver, BC V6C 1E5
1 (778) 656-5820
legal@lithiumamericas.com

Item 9	Date of Report

February 4, 2022